

Robert Kinnan

Chief Technology Officer at Four Step Marketing
Consultants

Daytona Beach, Florida Area

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Four Step Marketing
Consultants

Deland High School

See contact info

500+ connections

Chief Technology Officer - I oversee the management of all company technology; the acquisition,
maintenance and training of all technology for the company. In addition, I am a marketing consultant,
with Skilled in Search Engine Optimization (SEO), E-commerce, WordPress, Entrepreneurship, and St...

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Experience



Chief Technology Officer
Four Step Marketing Consultants
Jan 2018 – Present • 6 mos
DeLand, FL

As the CTO, I oversee the management of all technology acquisition, maintenance, and training.
This position includes all internal software, business to business and FSMC training classes.
Also, the responsibility for new marketing application development and deployment.



Chief Operations Officer
LMS Internet Corporation
Jan 2015 – Jan 2018 • 3 yrs 1 mo

Internal company management, including clients, staff and company structure.



Senior Project Manager
LMS Internet Corporation
Jul 2013 – Dec 2014 • 1 yr 6 mos

Coordinating all marketing projects for clients from implementation to completion.



Transportation
Sysco
Oct 2011 – Jul 2013 • 1 yr 10 mos

Education



Deland High School
High School Diploma

High School 1990 – 1994

Daytona State College Daytona State College

Skills & Endorsements

Management · 20

 Endorsed by **Joyce Weaver and 1 other who is highly skilled at this**

Marketing Strategy · 19

Endorsed by **Thomas McGlothren, who is highly skilled at this**

Social Media Marketing · 18

Endorsed by **7 people who know Social Media Marketing**

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